SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

July 26, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

PRIMUS CANADA TO OFFER WIRELESS SERVICES

Microcell to provide national GSM/GPRS network for PRIMUS' new full-service communications solution

Toronto and Montreal, July, 26 2004 - PRIMUS Telecommunications Canada Inc. (PRIMUS Canada), the largest alternative communications provider in Canada, will offer wireless services through the network of Microcell Solutions Inc., a leading PCS (Personal Communications Services) telecommunications carrier. The services are expected to be launched in fall 2004 by PRIMUS Canada.

The two companies today announced a multi-year agreement that provides PRIMUS Canada with access to Microcell's national PCS network as a Mobile Virtual Network Operator (MVNO). The agreement combines the network expertise of Microcell, a national Canadian pioneer in the GSM wireless industry, with the marketing strength of PRIMUS Canada, a leading telecommunications service provider with over one million customers.

Access to Microcell's network will allow PRIMUS to reach over 80% of all Canadians living in urban areas across Canada. PRIMUS will join one of the fastest growing sectors by offering wireless services wherever Microcell provides access. Services will be marketed under the PRIMUS brand and will leverage PRIMUS' existing facilities-based national network to carry long-distance traffic.

Microcell's unique wholesale voice and data service offering provides seamless wireless connectivity to its highly secure GSM/GPRS network and roaming services through its 303 voice and 53 data roaming agreements worldwide.

"Our ability to provide unbranded, unbundled wholesale wireless services ensures we continue to make excellent use of one of our biggest assets - our national GSM/GPRS network," said Alain Rheaume, President and Chief Operating Officer of Microcell Solutions Inc. "This agreement with PRIMUS Canada presents Microcell with a strong opportunity to expand into new and complementary markets with one of Canada's leading telecommunications providers."

For the first time, Canadians will be able to fulfill all of their telecommunications needs with PRIMUS, including wireless voice and data, high-speed Internet, long-distance, traditional local line, and Voice over Internet Protocol (VoIP) services. The expanded offering will provide customers with competitively priced wireless services along with the opportunity to benefit from strong affinity programs.

"With the addition of wireless service, PRIMUS Canada will provide the choice and value Canadian customers want across a full range of telecom services," said Ted Chislett, President of PRIMUS Canada. "Our base of more than one million customers gives us a strong starting point for offering wireless services and bundled solutions."

About Microcell Solutions Inc.

Microcell Solutions Inc. is a national provider of wireless communications services under the Fido® brand name. The company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

About PRIMUS

For more information on PRIMUS Telecommunications Canada Inc. and PRIMUS Telecommunications Group, Incorporated (Nasdaq: PRTL), please go to www.PRIMUStel.ca/en/about/press.html.

For more information:

PRIMUS Telecommunications Inc.

Ted Chislett
416 207-7011
tchislett@primustel.ca

Andy Day
416 207-7121
aday@primustel.ca

Julie Deschambault
514 739-1188 ext. 29
jdeschambault@primustel.ca

Lawrence Cummer
Environics Communications for PRIMUS Canada
416 969-2747
lcummer@environicspr.com

Microcell Solutions Inc.

Karen Berkhout
604 783-0701
karen.berkhout@microcell.ca

Claire Fiset
514 992-1368
claire.fiset@microcell.ca